

June 2, 2011

Via E-mail
Nikolay Koval
Chief Executive Officer
Finishing Touches Home Goods Inc.
3420 E. Shea Boulevard, Suite 200
Phoenix, AZ 85028

> **Re:** **Finishing Touches Home Goods Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 17, 2011**
> **File No. 333-172440**

Dear Mr. Koval:

We have reviewed your registration statement and response letter dated May 17, 2011 and have the following comment.

Form S-1, Amendment No. 2 filed on May 17, 2011

Risk Factors

We will incur increased costs as a result of being a public company . . . , page 5

1.   In the paragraph under this heading you state that you will be a "fully reporting company", an assertion that conflicts with the disclosure on page 7 where you state that you will be subject to Section 15(d) reporting requirements and as a consequence are exempt from various obligations imposed on fully reporting companies. Please reconcile the conflicting statements.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have questions regarding the financial statements and related matters. If you have any other questions regarding these comments, please contact me at (202) 551-3462.

Sincerely,

 /s/ Mark P. Shuman

Mark P. Shuman
Legal Branch Chief

cc: Via E-mail
         Karen Batcher, Esq.

Synergen Law Group